SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: April 15, 2016	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

On March 4, 2016, due to the malfunction of its wastewater treatment facility, a ChipMOS Taiwan factory located in Chupei, Taiwan was found abnormally discharging wastewater. Upon notification, ChipMOS Taiwan was able to mitigate the environmental impact by immediately ceasing the abnormal discharge and collecting the wastewater that had been discharged. The wastewater treatment facility was also immediately repaired and the factory resumed its normal operations on the next day, March 5, 2016. On April 15, 2016, the Hsinchu County Government imposed an administrative fine of NT$ 4,158,000 or approximately US$126,807 (at the exchange rate of NT$32.79 to US$1.00) on ChipMOS Taiwan for the violation of the statutory effluent standards.